[TEMPLE-INLAND LOGO]	Grant F. Adamson Assistant General Counsel 1300 South MoPac Austin, Texas 78746 Phone: (512) 434-3745 Telecopier: (512) 434-8051

March 23, 2005

VIA EDGAR AND FACSIMILE

Daniel F. Duchovny, Esq.
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0405

Re:	Temple-Inland Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 16, 2005

Supplemental Response Letter Dated March 16, 2005
re: Solicting Material Pursuant to Rule 14a-12
Filed March 16, 2005
File No. 001-08634

Dear Mr. Duchovny:

        This letter is in response to the written comments received from the staff of the Division of Corporation Finance contained in the letter dated March 23, 2005, regarding the above referenced filings (the “Comment Letter”). A copy of the Comment Letter is attached for your reference. Our responses correspond to the numbering in the Comment Letter with a brief summary of the comment used as a caption.

        We understand and appreciate the purpose of your review, and appreciate the promptness of your response.

1.     We note your response to prior comment 8(a) of our letter dated March 8, 2005, whereby different companies are used as a basis for assessing the compensation for different executive officers. Please explain to readers the basis for such different treatment.

        We have modified the paragraph of the Report of the Compensation Committee referred to by this comment to address your concern. The text of the revised paragraph, with changes marked, is set forth below:

Base Salary. Base salaries are maintained at competitive levels considering the performance and longevity of the employee’s service. To ensure that the Company’s compensation remains competitive, the Committee from time to time reviews information from independent surveys of comparative companies. Since the market for executive talent extends beyond any particular industry, the survey data include both companies in the industry as well as companies outside the industrial classifications represented in the performance graph below. For example, in 2004 the group of comparative companies for all of the executives except Mr. Dubuque included Bemis Company, Inc., Boise Cascade Corporation, Georgia-Pacific Corporation, International Paper Company, Martin Marietta Materials, Inc., MeadWestvaco Corporation, Owens Corning, Packaging Corporation of America, Pactiv Corporation, Potlatch Corporation, PPG Industries, Inc., Rohm and Haas Company, Smurfit-Stone Container Corporation, Sonoco Products Company, Texas Industries, Inc., Trinity Industries, Inc., Vulcan Materials Company, and Weyerhaeuser Company. In the case of Mr. Dubuque, who is the Group Vice President for Financial Services, the Committee believes that the group of comparative companies should include financial services companies rather than the industrial companies listed above. The group of comparative companies for Mr. Dubuque’s position included Astoria Financial Corporation, Bank of Hawaii, Banknorth Group, Inc., Capital One Financial Corporation, Commerce Bancshares, Inc., Compass Bank, First Tennessee National Corporation, Huntington Bancshares Incorporated, M & T Bank Corporation, Marshall & Ilsley Corporation, National Commerce Financial, Providian Financial Corporation, Synovus Financial Corporation, and Zions Bancorporation. The compensation consultant uses data from these companies to establish the relationship between revenues and compensation from which a market value of pay can be calculated for a specific revenue size, using a statistical technique known as regression analysis. Surveys indicate base salaries for most of the Company’s named executive officers were generally in the mid-ranges. Base salaries are reviewed periodically and were increased in 2004 to remain competitive to the mid-range and to reflect changes in individual officers’ responsibilities. In making its salary decisions, the Committee places its emphasis on the particular executive’s experience, responsibilities, and performance. No specific formula is applied to determine the weight of each factor. However, the Company has historically followed a policy of using the incentive bonus rather than base salary to reward outstanding performance.

2.     We note that your response to prior comment 2(c) and (g) of our letter dated March 15, 2005. Ensure that your future disclosure clarifies the context for any statistical information and provides the source of that information. For example, explain the manner in which you “outpaced the industry” for six consecutive quarters.

        We understand your concern expressed in this comment. In any future materials, we will note the source and context of similar statistical information. For example, in connection with the disclosure regarding our company outpacing the industry, we would note that we are basing that statement on market share data compiled and made publicly available by the Fibre Box Association.

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        Again, we appreciate your interests in working with us to enhance our disclosures in our filings and look forward to working with you toward this end. If you should have any questions or comments regarding this matter, please give me a call.

Very truly yours, /s/ Grant F. Adamson Grant F. Adamson Assistant General Counsel

Enclosure